Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and

Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL APPOINTS DR. H. CHRISTIAN FIBIGER

SENIOR VICE-PRESIDENT, CHIEF SCIENTIFIC OFFICER

TORONTO, Canada, November 6, 2008 – Biovail Corporation (NYSE, TSX: BVF) today announced the appointment of Dr. H. Christian Fibiger as Senior Vice-President, Chief Scientific Officer of Biovail Laboratories International SRL (BLS), the Company’s principal operating subsidiary. The appointment is effective November 24, 2008.

Dr. Fibiger brings a wealth of academic and pharmaceutical industry experience in the field of neurology to Biovail.

“We are delighted to have such an outstanding individual join the Biovail team,” said Bill Wells, Biovail’s Chief Executive Officer and President of BLS. “As CSO, Dr. Fibiger will oversee and have ultimate responsibility for the Company’s development pipeline. His expertise in neurosciences, in conjunction with his pharmaceutical industry experience, will be instrumental as we continue our transformation to a premiere company in specialty central nervous system disorders.”

Dr. Fibiger, a Fellow of the American College of Neuropsychopharmacology, was most recently Chief Scientific Officer of MedGenesis Therapeutix Inc. – a privately held biopharmaceutical company based in Victoria, British Columbia. From 2003 to 2007, Dr. Fibiger served as Vice-President and Global Therapeutic Area Head of Neuroscience for Amgen Inc. Prior to that, he served for five years at Eli Lilly & Co. as Vice-President of Neuroscience Discovery Research and Clinical Investigation. From 1972 to 1998 Dr. Fibiger was Professor and Head of the Division of Neurological Sciences and Chair of the University Graduate Program in Neuroscience at the University of British Columbia.

Dr. Fibiger has received many honors for his research contributions, including the Clark Institute Prize in Psychiatry, the Heinz Lehmann Award of the Canadian College of Neuropsychopharmacology, the Killam Research Prize, the Gold Medal in Health Sciences from the Science Council of British Columbia and the Tanenbaum Distinguished Scientist Award in Schizophrenia Research.

Dr. Fibiger received his PhD in Psychopharmacology from Princeton, has authored or co-authored over 400 publications and has made numerous contributions to neuroscience research.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.